No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 4, 2005, Honda Motor Co., Ltd. announced that Honda has agreed to purchase all shares in BARH Ltd. Honda currently owns 45% of the equity in BARH Ltd., and will complete the purchase of the remaining shares by the end of 2005. (Ref. #C087)

Exhibit 2:

On October 5, 2005, Honda Motor Co., Ltd. announced the lineup of vehicles to be displayed at the 39th Tokyo Motor Show (sponsored by the Japan Automobile Manufacturers Association) that was held from Saturday, October 22 to Sunday, November 6, 2005, at Makuhari Messe in Chiba in Japan. (Ref. #C05-088)

Exhibit 3:

On October 17, 2005, Honda Motor Co., Ltd. announced plans to establish Honda Auto Parts Manufacturing Co., Ltd., an automobile powertrain components production company in China. Honda Motor (China) Investment Co., Ltd., a wholly-owned Honda subsidiary, is the sole investor in the new company, which is capitalized at $ 90 million. The company will build a new plant in Nanhai District of Foshan City, Guangdong Province and manufacture automobile transmissions as well as other powertrain components including drive shafts and engine parts which will be supplied to Honda’s automobile production joint ventures in China. The new company plans to begin production in spring 2007, with initial production capacity of 240,000 units per year. (Ref. #C05-091)

Exhibit 4:

On October 19, 2005, at the 39th Tokyo Motor Show 2005, Honda Motor Co., Ltd. introduced a large-size sports motorcycle concept model, DN-01*, equipped with a continuously variable automatic transmission and a water-cooled, 4-stroke, OHC, V-type, 2-cylinder, 680cc engine. Honda will continue the development of DN-01 with the goal of introducing it to the market in the near future. (Ref. #M05-030)

*DN-01 stands for the first(01) vehicle developed under Honda’s Dream New (DN) concept.

Exhibit 5:

On October 19, 2005, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares of 4,110,818,000 yen at aggregate amount for 632,000 shares during the period from October 3, 2005 to October 14, 2005 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 6:

On October 24, 2005, Honda Motor Co., Ltd. announced a summary of production, domestic sales, and export results for the month of September and the first half of fiscal year 2006 (April to September 2005). (Ref. #M05-030)

Exhibit 7:

On October 27, 2005, Honda Motor Co., Ltd. announced its intention to implement acquisition of its outstanding company shares of 26,000,000,000 yen at maximum amount for 4,700,000 shares at maximum number during the period from November 2, 2005 to January 16, 2006 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 8:

On October 27, 2005, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first half ended September 30, 2005.

Exhibit 9:

On October 31, 2005, Honda R&D Co., Ltd., a wholly owned subsidiary of Honda responsible for research & development activities, announced that it had obtained permission to establish an automobile R&D company in the Kingdom of Thailand to strengthen Honda’s ability to quickly respond to the ever diversifying needs of customers in rapidly growing Asian automobile markets.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: November 17, 2005

October 4, 2005

C-087

Honda acquires all shares in BARH Ltd.

Tokyo, Japan. October 4, 2005 – Honda Motor Co., Ltd. today announced that Honda has agreed to purchase all shares in BARH Ltd. Honda currently owns 45% of the equity in BARH Ltd., and will complete the purchase of the remaining shares by the end of 2005.

From the 2006 season, Honda will therefore participate in the Formula One World Championship Series with its own team, with the aim of winning the World Championship.

The F1 team will continue to be based in Brackley, Northamptonshire, UK, and work in cooperation with Honda Racing Development Ltd., located in Bracknell, Berkshire, UK.

In 2000, Honda signed an engine supply and joint chassis development contract with B.A.R, marking the start of Honda’s third participation in the Formula One World Championship. In December 2001, the agreement was extended for 3 years, with provisions for the strengthening of the joint chassis development programme. Further strengthening of the structure for development came with another extension of the contract (through the end of the 2007 season) in July 2004, and Honda’s purchase in January 2005 of 45% of the shares of BARH Ltd.

Editor’s note: BARH Ltd. is the holding company of B.A.R Honda GP Ltd, which operates the BAR Honda F1 team. Its shares are currently owned jointly by British American Tobacco (55%) and Honda (45%).

■  Comment from Hiroshi Oshima, Operating Officer, Corporate Communications and Motor Sports, Honda Motor Co., Ltd.:

After discussing Honda’s future F1 participation, we have decided that Honda should own 100% of the team. We greatly appreciate the partnership of BAT, which has managed the team with us until now, and we wish BAT the best of luck in its future endeavors. From next season, we will be even more energetic in our F1 activities, working hard as a team in order to improve our technology, develop our young engineers and achieve our goal of winning the World Championship. We look forward to your continued support.

ref. # C05-088

Honda Announces Automobiles and Motorcycles to be

Displayed at the 39th Tokyo Motor Show

October 5, 2005—Honda Motor Co., Ltd. today announced the lineup of vehicles to be displayed at the 39th Tokyo Motor Show (sponsored by the Japan Automobile Manufacturers Association), to be held from Saturday, October 22 to Sunday, November 6, 2005, at Makuhari Messe in Chiba, Japan.

The theme for Honda’s automotive exhibition at this year’s Motor Show is “feel FINE!”, which expresses our commitment to creating new value and offering customers exciting new automobiles that exceed all expectations and deliver a unique sense of exhilaration. The theme for the company’s motorcycle exhibition is ‘Dream Wings’, which captures Honda’s vision of a motorcycling lifestyle based on a new set of values, and a desire to help people pursue their dreams. Honda’s automobile and motorcycle displays will feature intriguing concept vehicles, advanced technologies and environmental initiatives in a manner that is clear and easy to understand.

E4-01	SPORTS4 CONCEPT

FCX CONCEPT	NP6-D

Passenger Car Display: 23 vehicle types, 25 vehicles

Honda proudly presents “FINE!” automobiles. Honda’s automobile display is dedicated to Honda free thinking, intelligent, advanced technology and exciting new designs. It features concept vehicles full of individuality and fresh ideas; the new Civic and new Civic Hybrid; and a range of other Honda vehicles, all of which express the company’s commitment to “FINE TECHNOLOGY” and “FINE TIMES”—superior automobiles that anyone can enjoy driving. In addition, the display will highlight Honda’s unique advanced safety technologies and power trains that combine environmental-friendliness with superior driving performance.

The Concept Vehicle Zone will showcase some “FINE!” Honda cars of the future, including concept vehicles like the next-generation, 4-door Sports 4 Concept, designed to make sure everyone in the vehicle shares the exhilaration of the drive; the W.O.W Concept, which offers a more enjoyable, dog-friendly mobile lifestyle; and the FCX Concept, a next-generation premium fuel-cell sedan featuring advanced intelligent technologies, a low-floor, low-center-of-gravity platform and a full-sized cabin.

The Civic Zone will present the all-new eighth generation Civic and new Civic Hybrid, accompanied by a technology display that provides a compelling, close-up look at Honda’s newly-developed, next-generation intelligent power trains.

The Advanced Technology Zone will feature an easy-to-understand presentation of Honda’s unique SH-AWD (Super Handling All-Wheel-Drive) System for the Legend, including video and an actual vehicle display. Also featured are advanced safety technologies such as Intelligent Night Vision System, and the innovative CMS (Collision Mitigation Brake System).

The Motor Sports Zone will provide a rare close-up look at Honda’s Fl and IndyCar® Series racers, and also features the soon-to-be-released new S2000 production vehicle, equipped with even more advanced features than ever before.

The Special Needs Vehicle Zone will feature the STEP WGN side lift-up seat vehicle, the Fit equipped with Honda’s Franz System, and a vehicle equipped with Honda’s Techmatic driving assistance system, among other customized Honda vehicles.

Motorcycle Display : 38 vehicle types, 52 vehicles

Honda’s ‘Dream Wings’ motorcycle exhibit will express the company’s desire to create new value and provide enhanced riding pleasure, sharing its dreams with people everywhere, and helping everyone spread their wings and pursue their dreams. The exhibit will feature four stages designed to showcase Honda’s unique vision, spirit of challenge, and advanced creativity.

The Main Stage will express Honda’s desire to create new value and provide enhanced riding pleasure. Honda’s vision of the future begins with the E4-01 concept vehicle which offers customers a new take on motorcycling lifestyles. Also on display will be planned production bikes such as the CBR1000RR and CBR600RR, and special import concept vehicles like the CBF1000ABS and Deauville ABS.

On Center Stage, Honda’s line up will include planned production scooters like the FORZA Z ABS and Fusion SE, in addition to concept vehicles like the NP6-S and NP6-D created by the N Project, a team of imaginative young engineers at Honda R&D’s Asaka R&D Center.

The Honda Racing Stage will showcase Honda’s advanced technology and spirit of challenge, featuring racing machines from the CBR1000RRW, winner of the 2005 Suzuka 8-Hour Endurance Race, to the RC211V, Honda’s super-performance MotoGP machine.

Honda’s Safety and Environment Stage will present Honda’s advanced safety and environment technologies, featuring the GOLD WING, equipped with the world’s first production motorcycle airbag, which can help mitigate injuries caused by frontal collisions. As examples of Honda’s work in traffic safety education, the Riding Simulator and newly released Riding Trainer will also be on display. As an example of Honda’s environmental technologies, the display will feature a video presentation of a motorcycle equipped with the ultimate in clean next-generation power plants, the unique Honda Fuel Cell Stack.

■  Vehicles on Display    (●  Concept Vehicle    O Production Vehicle)

[Passenger Car Display]

<«> World Premiere (three vehicles)

Concept Vehicle Zone	● ● ●	Sports 4 Concept <«> W.O.W Concept <«> FCX Concept <«>

Civic Zone	O	New Civic O New Civic Hybrid

Advanced Technology Zone	O	Legend

Motor Sports Zone	●	Fl ● IndyCar® Series ● New S2000

Special Needs Vehicle Zone	O	STEP WGN with side lift-up seat (also equipped with Honda Techmatic System)
	O	Fit with Honda Franz System

Production Vehicle Zone	O O	Odyssey O STEP WGN O Edix New Civic O New Civic Hybrid and other models

[Motorcycle Display Zone]

<«> World Premiere (four vehicles)	<¶> Japan Premiere (four vehicles)

Main Stage	● ● ● ● ● ● ●	E4-01 <«> CBR1000RR <¶> CBR600RR ● CBR600RR Special <¶> CB400 SUPER BOL D’OR CBF1000ABS <¶> Deauville ABS <¶> GOLD WING

Center Stage	● ●	FORZA Z ABS <«> ● NP6-S <«> ●NP6-D <«> Fusion SE ● Inline 4-cylinder engine

Honda Racing Stage	●	RC211V ● CBR1000RRW ● CRF450R and other models

Safety, Environment, and Security Stage
	● ● ●	GOLD WING (airbag-equipped) Riding Trainer Riding Simulator

Production Vehicles	O O O O	Hornet O CB400SS O XR400 Motard XR100 Motard O XR230 CRF250R O CRF70F O CRF50F SILVER WING 600ABS accessory-equipped vehicle and other models

Publicity materials relating to Honda’s exhibit at the 39th Tokyo Motor Show are available at the following URL: http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.# C05-091

Honda to Build New Powertrain Plant in China

October 17, 2005 — Honda Motor Co., Ltd. today announced plans to establish Honda Auto Parts Manufacturing Co., Ltd., an automobile powertrain components production company in China. Honda Motor (China) Investment Co., Ltd., a wholly-owned Honda subsidiary, is the sole investor in the new company, which is capitalized at $ 90 million. The company will build a new plant in Nanhai District of Foshan City, Guangdong Province and manufacture automobile transmissions as well as other powertrain components including drive shafts and engine parts which will be supplied to Honda’s automobile production joint ventures in China. The new company plans to begin production in spring 2007, with initial production capacity of 240,000 units per year.

The new plant will initially accommodate machining and assembly of transmissions and drive shafts as well as machining of crank shafts and connecting rods for engines. The company is planning later to add the machining of gears as well as production of control parts, both key high value transmission components currently supplied from Japan. Local production of these components enables Honda to secure an adequate supply to support expansion of Honda’s automobile production in China, and also to further increase local content of powertrain components, which will help facilitate cost reduction and strengthen Honda’s competitiveness in the market.

In China, two Honda joint venture companies, Guangzhou Honda Automobile Co., Ltd. and Dongfeng Honda Automobile Co., Ltd., are manufacturing automobile products for the domestic market, while Honda Automobile (China) Co., Ltd. manufactures automobiles for export. In order to continue to meet growing demand in China, both Guangzhou Honda and Dongfeng Honda are currently undertaking further expansion of production capacity. Overall annual production capacity of Honda’s three joint venture automobile plants will reach 530,000 units by the latter half of 2006 — 360,000 units at Guangzhou Honda; 120,000 units at Dongfeng Honda; and 50,000 units at Honda Automobile (China).

Currently, transmissions, drive shafts, and other engine components (crank shafts and connecting rods) supplied to these automobile production plants are being locally manufactured by Honda’s existing engine and parts production joint venture companies. The new company will share roles and work in a complementary way with the existing parts production companies in order to expand local production of powertrain components.

The new plant will be Honda’s fourth major automatic transmission plant in the world after Ohio in the U.S., Indonesia, and Georgia in the U.S. (currently under construction). By adding this new plant, Honda will strengthen its transmission supply capability to support worldwide automobile production.

●  About Honda Auto Parts Manufacturing Co., Ltd.

Established:	October 2005
Capital Investment:	US$ 90 million — 100% Honda Motor (China) Investment Co., Ltd.
Total Investment:	US$ 98 million
Location:	Nanhai District, Foshan City, Guangdong Province
(30km west of Guangzhou)
Employment:	Approximately 500 associates (when new plant becomes operational)
Start of Production:	Spring 2007
Production:	Transmissions (AT/MT), drive shafts, crank shafts, connecting rods
Annual Capacity:	240,000 units (transmission)

ref. #M05-030

Honda Introduces “DN-01” Concept Motorcycle at Tokyo Motor Show,

A Large-size Sports Bike with an Automatic Transmission

October 19, 2005 — At the 39th Tokyo Motor Show 2005, Honda Motor Co., Ltd. today introduced a large-size sports motorcycle concept model, DN-01*, equipped with a continuously variable automatic transmission and a water-cooled, 4-stroke, OHC, V-type, 2-cylinder, 680cc engine. Honda will continue the development of DN-01 with the goal of introducing it to the market in the near future.

DN-01 is being developed in the concept of a comfortable sports cruiser, with the goal of creating new value for the customer by proposing a new level of riding pleasure. The newly adopted hydraulic mechanical continuously variable HFT (Human Fitting Transmission) system features two types of full automatic modes as well as a 6-speed manual mode which the rider operates through buttons located on the handle. Moreover, this is the first hydraulic mechanical continuously variable transmission system in the world to be equipped with a lock-up mechanism, which enables the rider to enjoy a smooth ride without feeling the shock normally associated with gear shifts, even when cornering. With the HFT, the DN-01 achieves more easy-to-operate and comfortable riding than currently available sports model motorcycles.

The 39th Tokyo Motor Show 2005 will open its doors to the general public beginning Saturday, October 22, in Makuhari, Chiba. Honda will present a motorcycle display booth with the theme of “Dream Wings.” The theme represents Honda’s effort to make people-motorcycle relationships more dream-inspiring and to propose a new level of riding pleasure with new values Honda will create.

*DN-01 stands for the first (01) vehicle developed under Honda’s Dream New (DN) concept.

DN-01

Publicity information relevant to the DN-01 is available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

October 19, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, October 19, 2005 — Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

As a result of this acquisition, all the acquisition of the company shares that was authorized under the resolution adopted at the meeting of the Board of Directors held on July 27, 2005 have been completed.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From October 3, 2005 to October 14, 2005

(3) Aggregate number of shares acquired

632,000 shares

(4) Aggregate amount of acquisition

4,110,818,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on July 27, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

4,700,000 shares

(3) Maximum amount of acquisition

21 billion yen

(4) Period of acquisition

From August 2, 2005 to October 14, 2005

Aggregate number and amount of company shares acquired as of October 14, 2005, since the date of the resolution at the meeting of the Board of Directors (July 27, 2005).

(1) Aggregate number of shares acquired

3,511,000 shares

(2) Aggregate amount of acquisition

20,999,430,000 yen

(NOTE: This release is embargoed until 11:30 a.m., October 24 - Japan time)

Ref.#C05-092

Honda Sets All-Time Records for Overseas and Worldwide Production for the

First Half of Fiscal Year

October 24, 2005 – Honda Motor Co., Ltd. today announced a summary of production, domestic sales, and export results for the month of September and the first half of fiscal year 2006 (April to September 2005).

<Production>

September 2005

Domestic production for the month of September decreased 0.7% compared to the same month a year ago due to a decline in export shipments. Beginning with July 2005, this is the third consecutive month for domestic production to decrease compared to the same month a year ago.

Overseas production in September increased 9.0% due to production increases in North America on the second line of the Alabama plant with the addition of a second shift this year. Increased production in China and other Asian markets, where sales are experiencing steady growth, also contributed to the overall increase. It is the second consecutive month since August 2005 for an increase in overseas production compared to the same month a year ago.

Worldwide production in September increased 5.1% due to the increased overseas production. It is the second consecutive month for an increase over the same month a year ago.

First Half of FY2006 (April - September 2005)

Domestic production for the first half of FY2006 increased 0.4% due to increased production of both domestic and export vehicles. This is the second consecutive year for production in the first half of the fiscal year to exceed the same period a year ago.

Overseas production increased 12.7% due to increased production on the second line of the Alabama plant, with the addition of a second shift in 2005. The new export plant in China started operations in April 2005, which also contributed to the overall increase. It is the ninth consecutive year, since FY1998, for an increase in overseas production compared to the same period of the previous year. Honda set an all-time record for overseas production for the first half of the fiscal year.

Worldwide production during the first half of FY2006 increased 8.0% due to increases in domestic and overseas production. It is second consecutive year since FY2005 for worldwide sales to increase over the same period of the previous year. Honda set an all-time record for worldwide production for the first half of the fiscal year.

<Domestic Sales>

September 2005

Total domestic sales, including imported cars, reached 75,199 units in September, up 3.7% compared to the same month a year ago, due to strong sales of passenger cars and light trucks. It is the first time in three months (since June 2005) for sales to exceed the same month a year ago. Models contributing to the increase in overall sales are the all-new StepWGN (11,814 units, the third best selling car in the market), which underwent a full model change in May, and the new Airwave (6,771 units, the 16th best selling car in the market), which was introduced in April.

Passenger car and light truck sales (including imports) increased over the same month a year ago for the first time in three months (since June 2005); while the sales of mini vehicles declined for the first time in the last two months (since July 2005) as sales of Life stabilized.

First Half of FY2006 (April - September 2005)

Due to increased sales in both categories (passenger cars & light trucks and mini vehicles), total domestic sales including imported cars increased in the first half of FY2006 over the same period a year ago, reaching 361,797 units – up 3.1%. New models contributing to the sales increase include Airwave (introduced in April) and Step WGN (received full model change in May). It is the second consecutive year that sales increased over the first half of the previous year.

For the second consecutive year, sales of passenger cars and light trucks (including imports) as well as mini vehicles increased for the first half of FY2006 compared to the same period a year ago.

<Exports>

September 2005

Total exports in September of 38,861 units, were down 17.4% compared to the same month a year ago, due mainly to a decrease in exports to North America and Europe. It is the second consecutive month for exports to decrease compared to the same month a year ago.

Exports to North America declined due to a shipping adjustment for the full model change of the Civic Hybrid, and exports to Europe declined due to the start-up of Jazz exports from a new Honda plant in China in addition to exports from Japan (Jazz is known as Fit in Japan).

First Half of FY2006 (April - September 2005)

Total exports for the first half of FY2006 reached 253,954 units, up 3.7%, exceeding the total for the same period a year ago for the second consecutive year. For North America, strong sales of Accord Hybrid introduced at the end of 2004, and the all-new Acura RL, which underwent a model change in fall 2004, contributed to the increase.

PRODUCTION, SALES, EXPORTS (September 2005)

PRODUCTION

	September		Year-to-Date Total (Jan - Sep 2005)		*1st Half Fiscal Year 2006
	Units	vs.9/04	Units	vs.2003	Units	vs.2005
Domestic (CBU+CKD)	116,324	-0.7%	951,222	+3.3%	603,013	+0.4%
Overseas (CBU only)	187,548	+9.0%	1,616,682	+11.8%	1,092,219	+12.7%

Worldwide Total	303,872	+5.1%	2,567,904	+8.5%	1,695,232	+8.0%

*	(April/01/2005~September/30/2005)

OVERSEAS PRODUCTION

	September		Year-to-Date Total (Jan - Sep 2005)		*1st Half Fiscal Year 2006
	Units	vs.9/04	Units	vs.2004	Units	vs.2005
North America	110,944	+7.5%	1,013,438	+10.2%	671,151	+11.5%
(USA only)	79,303	+16.8%	704,421	+16.4%	469,047	+18.8%
Europe	17,857	+0.9%	142,321	-1.3%	93,411	+2.1%
Asia	52,217	+18.4%	402,785	+23.0%	287,637	+20.8%
Others	6,530	-7.1%	58,138	+6.8%	40,020	+5.6%

Overseas Total	187,548	+9.0%	1,616,682	+11.8%	1,092,219	+12.7%

*	(April/01/2005~September/30/2005)

SALES (JAPAN)

Vehicle type	September		Year-to-Date Total (Jan - Sep 2005)		*1st Half Fiscal Year 2006
	Units	vs.9/04	Units	vs.2004	Units	vs.2005
Passenger Cars & Light Trucks	51,602	+9.2%	359,737	-2.6%	238,569	+3.2%
Mini Vehicles	23,597	-6.6%	190,620	-3.0%	123,228	+2.8%

Honda Brand Total	75,199	+3.7%	550,357	-2.7%	361,797	+3.1%

*	(April/01/2005~September/30/2005)

EXPORTS

	September		Year-to-Date Total (Jan - Sep 2005)		*1st Half Fiscal Year 2006
	Units	vs.9/04	Units	vs.2004	Units	vs.2005
North America	18,224	-21.7%	194,803	+10.9%	121,094	+6.2%
(USA only)	16,063	-20.1%	173,208	+9.0%	107,785	+4.0%
Europe	8,119	-40.6%	104,948	-2.0%	68,547	-3.4%
Asia	1,602	+25.0%	12,857	-1.2%	8,193	-17.6%
Others	10,916	+23.9%	81,037	+13.0%	56,120	+12.3%

Total	38,861	-17.4%	393,645	+7.1%	253,954	+3.7%

*	(April/01/2005~September/30/2005)

For further information, please contact:

Shigeki Endo

Takayuki Fujii

Yu Kimoto

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

October 27, 2005

Notice Regarding the Buyback of Company Shares

Tokyo, October 27, 2005— Honda Motor Co., Ltd. today announced its intention to implement acquisition of its outstanding company shares, the resolution for which was resolved as follows at the meeting of the Board of Directors held on October 27, 2005 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code:

1.	Reason for the Acquisition of Company Shares:

Mainly to improve capital efficiency.

2.	Details of the Acquisition:

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2) Maximum number of shares to be acquired

4,700,000 shares

(Ratio to total number of shares of common stock in issue: 0.51%)

(3) Maximum amount of acquisition

26,000,000,000 yen

(4) Period of acquisition

From November 2, 2005 to January 16, 2006

October 27, 2005

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FIRST HALF ENDED SEPTEMBER 30, 2005

Tokyo, October 27, 2005— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half ended September 30, 2005.

Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2005 totaled JPY 133.7 billion (USD 1,181million), an increase of 5.2% from the corresponding period in 2004. Basic net income per Common Share for the quarter amounted to JPY 144.89 (USD 1.28), compared to JPY 135.70 for the corresponding period in 2004. Two of Honda’s American Depository Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,337.6 billion (USD 20,653 million), an increase of 11.7% over the corresponding period in 2004. Revenue was positively affected by currency translations, which were translations of foreign-currency-denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2004, revenue for the quarter would have increased by approximately 9.6%.

Consolidated operating income for the fiscal second quarter totaled JPY 162.6 billion (USD 1,437 million), a decrease of 5.9% compared to the corresponding period in 2004. This decrease in operating income was primarily due to the negative impacts of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, which offset the positive currency effects caused by the depreciation of the yen, increased profits from higher revenues and continuing cost reduction effects.

Consolidated income before income taxes for the quarter totaled JPY 169.3 billion (USD 1,497 million), an increase of 2.3% from the corresponding period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, for the quarter amounted to JPY 26.0 billion (USD 230 million), a decrease of 7.9% from the corresponding period in 2004.

Business Segment

With respect to Honda’s sales in the fiscal second quarter by business category, motorcycle unit sales totaled 2,489 thousand units, a decrease of 7.8% from the corresponding period in 2004. Motorcycle unit sales in Japan decreased 5.5% to 104 thousand units, and overseas unit sales were 2,385 thousand units, which was a decrease of 8.0% from the corresponding period in 2004, mainly caused by a decrease in unit sales of parts for local production at affiliates in India*, which offset an increase in unit sales of parts for local production at the Indonesian affiliate. Despite a drop in unit sales, revenue from sales to unaffiliated customers increased 12.4%, to JPY 287.7 billion (USD 2,542 million), due mainly to positive currency translation effects. Operating income increased by 48.1 % to JPY 29.6 billion (USD 262 million), due mainly to increased profits from higher revenues, an increase in royalty income and the positive currency effects caused by the depreciation of the yen, offsetting the negative impacts of the change in model mix in North America and Europe, and an increase in sales incentive in North America.

*	Net sales of Honda-brand motorcycle products that are procured locally 100%, manufactured and sold by overseas affiliates accounted for under the equity method are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.

For the fiscal second quarter, the number of products 100% locally procured, manufactured and sold by affiliates in India and China increased to approximately 550 thousands units.

Honda’s unit sales of automobiles increased by 5.0% from the corresponding period in 2004 to 834 thousand units. In Japan, unit sales of automobiles decreased 3.7% to 183 thousand units. Overseas unit sales increased 7.8% to 651 thousand units, due mainly to continued strong sales in the U.S. as a result of a lineup of attractive models, such as the Odyssey, the Civic and the Ridgeline. Revenue from sales to unaffiliated customers increased 11.7%, to JPY 1,892.6 billion (USD 16,721 million) during the quarter, due to the positive currency translation impact and an increase in unit sales. Operating income decreased 15.9% to JPY 101.0 billion (USD 893 million), due mainly to the negative impacts of the increased SG&A, including the expenses for model change and expansion of the production capacity, change in model mix and an increase in sales incentives in North America and Europe, which offset the positive impacts of the increased profits from higher revenues and depreciation of the yen.

Revenue from sales to unaffiliated customers in financial services increased 15.7% to JPY 75.0 billion (USD 663 million), due to the growth of the automobile business in North America. Operating income decreased 3.1% to JPY 24.7 billion (USD 219 million), due primarily to increased funding costs.

Unit sales of power products in Japan totaled 118 thousand units, an increase of 15.7%. Overseas unit sales were 1,023 thousand units, increased by 4.1% and total unit sales of power products were 1,141 thousand units, up by 5.2 % from the corresponding period in 2004. Increased unit sales of general-purpose engines in Europe, Asia and Middle and Near East regions were the major contributing factors to this increase. Revenue from sales to unaffiliated customers in power product and other businesses increased by 4.3% to JPY 82.2 billion (USD 727 million), due mainly to the increase in unit sales of power products. Operating income was JPY 7.2 billion (USD 64 million), which was almost the same level as the corresponding period in 2004, due mainly to the negative impact of the increase in SG&A expenses, which offset increased profits from higher revenues in power product business.

Geographical Segment

With respect to Honda’s sales for the second quarter by geographical segment, in Japan, revenue for exports and domestic sales was JPY 1,078.6 billion (USD 9,530 million), up by 5.7% compared to the corresponding period in 2004, due primarily to increased unit sales for exports sales in the automobile business. Operating income in Japan was JPY 62.9 billion (USD 556 million), up by 17.0%, due primarily to the positive impacts of increased royalty income, increased profits from higher revenues in the automobile exports business, ongoing cost reduction efforts and positive currency impact from the depreciation of the yen, which offset the negative impacts of the increases in SG&A and R&D expenses.

In North America, revenue increased by 15.0% from the corresponding period in 2004 to JPY 1,263.4 billion (USD 11,163 million), due mainly to the positive currency translation effects and increased unit sales in the automobile business. Operating income in North America decreased by 19.5% to JPY 68.5 billion (USD 605 million) from the corresponding period in 2004, due primarily to the negative impacts of the increase in SG&A, funding costs in the financial services business, sales incentives and prices for raw materials, which offset the positive impacts of the increased profits from higher revenues in the automobile business and the currency effects caused by the appreciation of the U.S. dollar.

In Europe, revenue for the quarter increased by 11.2% to JPY 266.9 billion (USD 2,358 million) compared to the corresponding period of the previous year, due primarily to the increase in unit sales of the motorcycle and automobile businesses. Operating income in Europe decreased by 91.0% to JPY 0.8 billion (USD 7 million), due mainly to the changes in the model mix, increased SG&A expenses, which include expenses for model change and the increase in sales incentives, offsetting the positive impact of the increase in profits from higher revenues in the automobile business.

In Asia, revenue increased by 8.8% to JPY 231.2 billion (USD 2,043 million) from the corresponding period of the previous year, due mainly to an increase in unit sales in the motorcycle and automobile businesses caused by the change in model mix, and an increase in unit sales in the power product business. Operating income decreased by 10.0% to JPY 15.8 billion (USD 140 million) from the corresponding period of the previous year, due mainly to an increase in SG&A expenses, including expenses for the expansion of the production capacity, rising prices for raw materials and the negative currency effects, offsetting the positive impact of the increased profits from higher revenues and change in the sales prices. In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In Other regions, revenue for the second quarter increased by 25.9% to JPY 146.7 billion (USD 1,297 million) compared to the corresponding period of the previous year. The positive currency translation effects and the increased unit sales in all business segments, namely motorcycle, automobile and power product businesses were the major contributing factors to the increase in revenues. Operating income increased by 43.2% from the corresponding period of the previous year to JPY 15.1 billion (USD 134 million), due mainly to the positive impact of the depreciation of the yen, increased profits from higher revenues and change in the sales prices, offsetting the negative impacts of the increase in SG&A expenses and prices for raw materials.

First Half-Year Results

Honda’s consolidated net income for the fiscal first half ended September 30, 2005 totaled JPY 244.3 billion (USD 2,159 million), an increase of 1.2% from the corresponding period in 2004. Income taxes in the fiscal first half in 2004 included JPY 11.7 billion payments for a transfer pricing assessment, relating to the motorcycle business in Brazil. Basic net income per Common Share for the fiscal first half amounted to JPY 264.64 (USD 2.34), compared to JPY 257.35 for the corresponding period in 2004. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the period amounted to JPY 4,602.2 billion (USD 40,660 million), an increase of 10.5% over the corresponding period in 2004. Revenue was positively affected by currency translations, which were translations of foreign-currency-denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2004, revenue for the fiscal first half would have increased by approximately 9.6%.

Consolidated operating income for the fiscal first half totaled JPY 333.0 billion (USD 2,943 million), which was almost the same level as the corresponding period in 2004. This was primarily due to currency effects from the depreciation of the yen, increased profits from higher revenues and continuing cost reduction efforts, which offset the negative impact of increased SG&A and R&D expenses.

Consolidated income before income taxes for the fiscal first half totaled JPY 313.7 billion (USD 2,771 million), a decrease of 7.6% from the corresponding period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method for the fiscal first half amounted to JPY 47.2 billion (USD 417 million), which was almost the same level of the corresponding period in 2004.

Business Segment

With respect to Honda’s sales in the fiscal first half year by business category, motorcycle unit sales totaled 5,070 thousand units, which decreased by 4.0% from the corresponding period in 2004. Motorcycle unit sales in Japan decreased 3.9% to 199 thousand units, and overseas unit sales were 4,871 thousand units, which was a decrease of 4.0% from the corresponding period in 2004, mainly caused by a decrease in unit sales of parts for local production at affiliates in India*, which offset an increase in unit sales of parts for local production at Indonesian affiliate. Revenue from sales to unaffiliated customers increased 3.9%, to JPY 550.9 billion (USD 4,867 million), due mainly to the positive currency translation impacts, offsetting the decrease in unit sales. Operating income increased by 7.4% to JPY 39.9 billion (USD 353 million), due mainly to the positive impacts of the depreciation of the yen, increased profits from the higher revenues and ongoing cost reduction efforts, offsetting the negative impact of the increase in R&D expenses.

*	Net sales of Honda-brand motorcycle products that are procured locally 100%, manufactured and sold by overseas affiliates accounted for under the equity method are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.

For the fiscal first half, the number of products 100% locally procured, manufactured and sold by affiliates in India and China increased to approximately 930 thousands units.

Honda’s unit sales of automobiles increased by 6.9% from the corresponding period in 2004 to 1,674 thousand units. In Japan, unit sales of automobiles increased 1.7% to 350 thousand units. Overseas unit sales increased 8.3% to 1,324 thousand units, due mainly to increased sales in North America. Revenue from sales to unaffiliated customers increased 11.6%, to JPY 3,738.6 billion (USD 33,030 million) during the period, due to the positive currency translation effects and increased unit sales. Operating income was JPY 234.2 billion (USD 2,069 million), which was almost the same level as the corresponding period in 2004, due mainly to the negative impacts in increase in SG&A and R&D expenses, which offset the positive currency effects caused by the depreciation of the yen, increased profits from higher revenues and ongoing cost reduction efforts.

Revenue from sales to unaffiliated customers in financial services increased 16.5% to JPY 143.7 billion (USD 1,270 million), due to the growth of the automobile business in North America. Operating income decreased 6.7% to JPY 44.6 billion (USD 394 million), due primarily to increased funding costs.

Unit sales of power products in Japan totaled 239 thousand units, an increase of 8.6%. Overseas unit sales were 2,384 thousand units, an increase of 5.9%, due primarily to increased unit sales in Asia, and total unit sales of power products were 2,623 thousand units, up by 6.1 % from the corresponding period in 2004. Revenue from sales to unaffiliated customers in power product and other businesses increased by 2.9% to JPY 168.9 billion (USD 1,492 million), due mainly to increased unit sales of power products. Operating income increased 18.0% to JPY 14.3 billion (USD 127 million), due mainly to increased profits from higher revenues, offsetting the negative impact of the increase in SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the first half by geographical segment, in Japan, revenue for exports and domestic sales was JPY 2,139.1 billion (USD 18,898 million), up by 8.1% compared to the corresponding period in 2004, due primarily to increased unit sales for both domestic and exports sales in the automobile business. Operating income in Japan was JPY 110.1 billion (USD 974 million), up by 27.0%, due primarily to the positive currency effects caused by the depreciation of the yen, increased profits from higher revenues and ongoing cost reductions, which offset the negative impact of the increase in SG&A and R&D expenses.

In North America, revenue increased by 12.5% from the corresponding period of the previous year to JPY 2,512.0 billion (USD 22,193 million), due mainly to the increased unit sales in automobile and power product businesses. Operating income in North America decreased by 14.8% to JPY 141.2 billion (USD1,248 million) from the corresponding period of the previous year, due primarily to the negative impact of the increase in SG&A, which offset the positive currency effects caused by the depreciation of the JPY and impact of increased profits from higher revenues.

In Europe, revenue for the period increased by 9.7% to JPY 564.2 billion (USD 4,985 million) compared to the corresponding period of the previous year, due primarily to the increased unit sales in all business segments, namely motorcycle, automobile and power product businesses. Operating income in Europe decreased by 43.5% to JPY 13.5 billion (USD 120 million), due mainly to increased SG&A expenses, offsetting the positive impacts of the increased profits from higher revenues and ongoing cost reduction efforts.

In Asia, revenue increased by 11.3% to JPY 462.8 billion (USD 4,089 million) from the corresponding period of the previous year, due mainly to the increases in unit sales in the automobile and power product businesses. Operating income decreased by 6.5% to JPY 34.9 billion (USD 309 million) from the corresponding period of the previous year, due mainly to the negative impacts of an increase in SG&A expenses, offsetting the positive impacts of the depreciation of the yen and increased profits from higher revenues. In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In Other regions, revenue for the first half increased by 20.4% to JPY 263.7 billion (USD 2,330 million) compared to the corresponding period of the previous year. The increase in unit sales in the motorcycle, automobile and power product business were the major contributing factors to the increase in revenue. Operating income increased by 49.3% from the corresponding period of the previous year to JPY 28.7 billion (USD 254 million), due mainly to the positive currency effects caused by the depreciation of the yen and increased profits from higher revenues, offsetting the negative impact of the increase in SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal First Half

Cash and cash equivalents for the period from April 1, 2005 through September 30, 2005, decreased by JPY 42.3 billion (USD 374 million) from March 31, 2005 to JPY 731.1 billion (USD 6,460 million) as of September 30, 2005.

The reason for the increase or decrease for each cash flow activity is as follows;

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 296.6 billion (USD 2,621 million), which included net income and depreciation for the six months ended September 30, 2005. Cash flows from operating activities decreased by JPY 92.2 billion (USD 815 million) compared with the corresponding period of the previous year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 428.4 billion (USD 3,785 million), which was mainly due to the capital expenditures and an acquisition of finance subsidiaries-receivables. Cash outflows from investing activities decreased by JPY 59.1 billion (USD 522 million) compared with the corresponding period of the previous year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 66.7 billion (USD 589 million), which arose due to proceeds from the issuance of long-term debt. Cash flows from financing activities increased by JPY 8.0 billion (USD 71 million) compared with the corresponding period of the previous year.

Supplemental information for cash flows

	FY04 Year-end	FY05 1st half	FY05 Year-end	FY06 1st half
Shareholders’ equity ratio (%)	34.5	35.1	35.3	36.7
Shareholders’ equity market price ratio (%)	56.2	56.3	53.5	60.3
Repayment period (years)	3.9	4.3	3.8	5.2
Non-financial services businesses (years)	0.4	0.4	0.4	0.4
Finance subsidiaries (years)	22.0	42.7	29.5	37.2
Interest coverage ratio	9.8	8.0	9.9	7.3
Non-financial services businesses	53.7	50.5	53.8	37.5
Finance subsidiaries	2.7	1.9	2.4	2.0

•	Shareholders’ equity ratio: shareholders’ equity / total assets
•	Shareholders’ equity market price ratio: issued common stock stated at market price / total assets
•	Repayment period: interest bearing debt / cash flows from operating activities
•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets. Interest bearing debt and cash flow from operating activities for the non-financial services businesses are obtained from the consolidated balance sheets and consolidated statements of cash flows which are separated by non-financial services businesses and finance subsidiaries.

Presentation of Finance Subsidiaries-Receivables in the Consolidated Statements of Cash Flows and the Consolidated Balance Sheets

In prior periods, Honda reported the effects of all finance subsidiaries-receivables as investing activities for purposes of presentation in the consolidated statements of cash flows. This policy, when applied to wholesale receivables related to sales of inventory to outside dealers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis.

In the previous fiscal forth quarters, based on concerns raised by the staff of the Securities and Exchange Commission (“SEC”), management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as “operating activities” in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables in the consolidated balance sheets. This presentation results in the elimination of the intercompany activities and proper classification of cash receipts from the settlement of wholesale receivables related to the sale of inventory as “operating activities.”

Certain finance subsidiaries provide retail finance to customers who purchased inventory from the consolidated dealers. The cash flows generated from this retail finance were reported as investing cash flows in prior periods. In the current year, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries- receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets.

The cash flow related effects of finance subsidiaries-receivable from retail, direct finance leases, wholesale and term loans to dealer which are unrelated to the sales of inventory continue to be reported as investing activities in the consolidated statements of cash flows.

The impacts of the reclassification of the affected line items in the consolidated statement of cash flows with respect to the year ended March 31, 2004 and in the consolidated balance sheet at March 31, 2004 are as follows:

Consolidated statement of cash flows

Six months ended September 30, 2004
Yen (millions)
Cash provided by operating activities, as previously reported	332,687
Amounts reclassified from investing activities;
Provision for credit and lease residual losses on finance subsidiaries-receivables	(43)

Increase in trade accounts and notes receivable	65,810

Increase in other assets	(9,655)

Other, net	43

Cash provided by operating activities, after reclassification	388,842

Cash used in investing activities, as previously reported	(431,367)

Amount reclassified to operating activities;
Acquisitions of finance subsidiaries-receivables	525,479

Collections of finance subsidiaries-receivables	(581,634)

Cash used in investing activities, after reclassification	(487,522)

Consolidated balance sheet

At September 30, 2004
Yen (millions)
Trade accounts and notes receivables, as previously reported	357,780

Amount reclassified from finance subsidiaries-receivables, net - current	272,779

Trade accounts and notes receivables, after reclassification	630,559

Finance subsidiaries-receivables, net-current, as previously reported	1,364,474

Amount reclassified to trade accounts and notes receivables	(272,779)

Finance subsidiaries-receivables, net - current, after reclassification	1,091,695

Finance subsidiaries-receivables, net, as previously reported	2,688,984

Amount reclassified to other assets	(121,108)

Finance subsidiaries-receivables, net, after reclassification	2,567,876

Other assets, as previously reported	321,432

Amount reclassified from finance subsidiaries-receivables, net	121,108

Other assets, after reclassification	442,540

Forecasts for the Fiscal Year Ending March 31, 2006

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2006, Honda projects consolidated and unconsolidated results to be as shown below:

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (a confederated welfare pension fund, the “Fund”), of which the Company is a member, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005.

With respect to the forecast of the Company’s consolidated financial position and results of operations for the year ending March 31, 2006, the effect of the transfer of the benefit obligation of the substitutional portion of the Employees’ Pension Fund to the Japanese government is not reflected in accordance with the applicable U.S. regulations. According to the regulations, the difference between the fair value of the obligation and the assets to be transferred to the government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. At this moment, the date of such transfer and its effect has not yet been determined.

With respect to the forecast of the Company’s unconsolidated financial position and results of operation for the year ending March 31, 2006, the Company recognized the gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government as an extraordinary gain in accordance with the Japanese accounting standards.

FY2006 Forecasts for Consolidated Results

	Yen (billions)	Changes from FY2005
Net sales and other operating revenue	9,600	+11.0%
Operating income	675	+7.0%
Income before income taxes	655	–0.3%
Net income	490	+0.8%

FY2006 Forecasts for Unconsolidated Results

	Yen (billions)	Changes from FY2005
Net sales	3,720	+6.6%
Operating income	215	+45.7%
Ordinary income	308	+45.8%
Net income	290	+100.7%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the Euro for the second half of the year ending March 31, 2006 will be JPY 110 and JPY 135, respectively, and for the full year ending March 31, 2006, JPY 110 and JPY 135, respectively.

Dividend per Share of Common Stock for Fiscal Year 2006

Honda has decided to increase the interim cash dividend by 12 yen, to JPY 40 per share of common stock, and projects that year-end cash dividend will be JPY 40, an increase of 3 yen. As a result, total cash dividends for the year ending March 31, 2006 will be JPY 80, an increase of 15 yen.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Risk Factors

This section describes some of the risks that could affect Honda’s business and financial statements, and the Company’s stock price.

1.Honda may be adversely affected by market conditions

Honda conducts its operation in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect the results of Honda’s operations.

2.Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time.

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

3.Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies, therefore currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly currency fluctuations have an effect on Honda’s results of operation, balance sheet and cash flow, as well as Honda’s competitiveness, which will over time affect its results. Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar.

4.Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition. These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda also is exposed to the risk that its counterparties to hedging contracts will default on their obligations. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

5.The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

6.Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

7.Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

8.Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

9.Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses observe various regulations, including the legal and other requirements of each country. If these regulations or the business condition or policy of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

10.Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business financial condition or results of operations may be adversely affected.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Sep. 30, 2004	Three months ended Sep. 30, 2005	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005
MOTORCYCLES

Japan	110	104	207	199
	(110)	(104)	(207)	(199)
North America	152	159	278	244
	(79)	(80)	(142)	(128)
Europe	67	78	176	194
	(63)	(74)	(169)	(188)
Asia	2,124	1,833	4,162	3,932
	(2,124)	(1,833)	(4,162)	(3,932)
Other Regions	248	315	460	501
	(246)	(312)	(454)	(493)

Total	2,701	2,489	5,283	5,070
	(2,622)	(2,403)	(5,134)	(4,940)

AUTOMOBILES

Japan	190	183	344	350
North America	366	394	757	814
Europe	63	73	129	145
Asia	134	134	256	267
Other Regions	41	50	80	98

Total	794	834	1,566	1,674

POWER PRODUCTS

Japan	102	118	220	239
North America	530	464	1,232	1,254
Europe	208	266	493	524
Asia	169	197	373	441
Other Regions	76	96	154	165

Total	1,085	1,141	2,472	2,623

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.

2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended September 30, 2004 and 2005

	Yen (millions)
	Three months ended Sep. 30, 2004		Three months ended Sep. 30, 2005
MOTORCYCLE BUSINESS

Japan	26,732	(10.4)%	27,052	(9.4)%
North America	75,456	(29.5)%	78,123	(27.1)%
Europe	37,219	(14.5)%	42,099	(14.6)%
Asia	68,843	(26.9)%	74,980	(26.1)%
Other Regions	47,826	(18.7)%	65,501	(22.8)%

Total	256,076	(100.0)%	287,755	(100.0)%

AUTOMOBILE BUSINESS

Japan	396,519	(23.4)%	383,840	(20.3)%
North America	906,103	(53.5)%	1,056,463	(55.8)%
Europe	146,991	(8.7)%	175,166	(9.3)%
Asia	172,071	(10.2)%	185,528	(9.8)%
Other Regions	72,132	(4.2)%	91,662	(4.8)%

Total	1,693,816	(100.0)%	1,892,659	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	4,763	(7.3)%	5,415	(7.2)%
North America	56,839	(87.7)%	65,674	(87.6)%
Europe	2,232	(3.5)%	2,070	(2.8)%
Asia	346	(0.5)%	470	(0.6)%
Other Regions	667	(1.0)%	1,377	(1.8)%

Total	64,847	(100.0)%	75,006	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	28,262	(35.9)%	29,957	(36.4)%
North America	28,966	(36.7)%	29,715	(36.1)%
Europe	12,824	(16.3)%	12,251	(14.9)%
Asia	4,582	(5.8)%	6,060	(7.4)%
Other Regions	4,205	(5.3)%	4,267	(5.2)%

Total	78,839	(100.0)%	82,250	(100.0)%

TOTAL

Japan	456,276	(21.8)%	446,264	(19.1)%
North America	1,067,364	(51.0)%	1,229,975	(52.6)%
Europe	199,266	(9.5)%	231,586	(9.9)%
Asia	245,842	(11.7)%	267,038	(11.4)%
Other Regions	124,830	(6.0)%	162,807	(7.0)%

Total	2,093,578	(100.0)%	2,337,670	(100.0)%

[2] Net Sales Breakdown - continued

(B) For the six months ended September 30, 2004 and 2005

	Yen (millions)
	Six months ended Sep. 30, 2004		Six months ended Sep. 30, 2005
MOTORCYCLE BUSINESS

Japan	52,486	(9.9)%	53,584	(9.7)%
North America	147,852	(27.9)%	129,212	(23.5)%
Europe	104,919	(19.8)%	108,477	(19.7)%
Asia	135,167	(25.5)%	150,275	(27.3)%
Other Regions	89,738	(16.9)%	109,394	(19.8)%

Total	530,162	(100.0)%	550,942	(100.0)%

AUTOMOBILE BUSINESS

Japan	720,627	(21.5)%	728,142	(19.5)%
North America	1,859,723	(55.6)%	2,127,720	(56.9)%
Europe	292,388	(8.7)%	343,209	(9.2)%
Asia	332,693	(9.9)%	360,274	(9.6)%
Other Regions	143,575	(4.3)%	179,285	(4.8)%

Total	3,349,006	(100.0)%	3,738,630	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	10,011	(8.1)%	10,529	(7.3)%
North America	107,175	(86.8)%	125,315	(87.2)%
Europe	4,345	(3.5)%	4,541	(3.2)%
Asia	680	(0.6)%	905	(0.6)%
Other Regions	1,223	(1.0)%	2,469	(1.7)%

Total	123,434	(100.0)%	143,759	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	57,002	(34.7)%	58,126	(34.4)%
North America	57,629	(35.1)%	60,642	(35.9)%
Europe	30,693	(18.7)%	30,345	(18.0)%
Asia	10,866	(6.6)%	11,820	(7.0)%
Other Regions	7,939	(4.9)%	7,985	(4.7)%

Total	164,129	(100.0)%	168,918	(100.0)%

TOTAL

Japan	840,126	(20.2)%	850,381	(18.5)%
North America	2,172,379	(52.1)%	2,442,889	(53.1)%
Europe	432,345	(10.4)%	486,572	(10.6)%
Asia	479,406	(11.5)%	523,274	(11.4)%
Other Regions	242,475	(5.8)%	299,133	(6.4)%

Total	4,166,731	(100.0)%	4,602,249	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and six months ended September 30, 2004 and 2005

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2004	% Change	Three months ended Sep. 30, 2005	Six months ended Sep. 30, 2004	% Change	Six months ended Sep. 30, 2005
Net sales and other operating revenue	2,093,578	11.7%	2,337,670	4,166,731	10.5%	4,602,249
Operating income	172,932	-5.9%	162,694	332,925	0.0%	333,087
Income before income taxes	165,587	2.3%	169,392	339,667	-7.6%	313,700
Net income	127,122	5.2%	133,708	241,384	1.2%	244,374

	Yen
Basic net income per Common share	135.70		144.89	257.35		264.64
American depositary share	67.85		72.44	128.67		132.32

	U.S. Dollar (millions)
			Three months ended Sep. 30, 2005			Six months ended Sep. 30, 2005
Net sales and other operating revenue			20,653			40,660
Operating income			1,437			2,943
Income before income taxes			1,497			2,771
Net income			1,181			2,159

	U.S. Dollar
Basic net income per Common share			1.28			2.34
American depositary share			0.64			1.17

[4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended September 30, 2004 and 2005

	Yen (millions)
	Three months ended Sep. 30, 2004	Three months ended Sep. 30, 2005
Net sales and other operating revenue	2,093,578	2,337,670

Operating costs and expenses:

Cost of sales	1,444,313	1,644,719
Selling, general and administrative	360,331	405,797
Research and development	116,002	124,460

Operating income	172,932	162,694

Other income:

Interest	2,386	4,565
Other	9,754	18,580

Other expenses:

Interest	2,851	3,003
Other	16,634	13,444

Income before income taxes	165,587	169,392
Income taxes:

Current	20,507	88,310
Deferred	46,262	(26,562)

Income before equity in income of affiliates	98,818	107,644

Equity in income of affiliates	28,304	26,064

Net income	127,122	133,708

Retained earnings:

Balance at beginning of period	3,679,876	3,885,001

Retirement of treasury stocks	(158,570)	—

Cash dividends paid	—	—

Transfer to legal reserves	—	—

Balance at end of period	3,648,428	4,018,709

	Yen
Basic net income per
Common share	135.70	144.89
American depositary share	67.85	72.44

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the six months ended September 30, 2004 and 2005

	Yen (millions)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005
Net sales and other operating revenue	4,166,731	4,602,249

Operating costs and expenses:

Cost of sales	2,886,223	3,235,849

Selling, general and administrative	723,386	786,273

Research and development	224,197	247,040

Operating income	332,925	333,087

Other income:

Interest	4,891	9,926
Other	35,998	4,516

Other expenses:

Interest	5,900	6,737
Other	28,247	27,092

Income before income taxes	339,667	313,700

Income taxes:
Current	63,562	149,531
Deferred	81,854	(32,998)

Income before equity in income of affiliates	194,251	197,167

Equity in income of affiliates	47,133	47,207

Net income	241,384	244,374

Retained earnings:

Balance at beginning of period	3,589,434	3,809,383

Retirement of treasury stocks	(158,570)	—

Cash dividends paid	(21,641)	(34,220)

Transfer to legal reserves	(2,179)	(828)

Balance at end of period	3,648,428	4,018,709

	Yen
Basic net income per
Common share	257.35	264.64
American depositary share	128.67	132.32

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
	Mar. 31, 2005	Sep. 30, 2005	Change	Sep. 30, 2004	Change
Assets

Current assets:

Cash and cash equivalents	773,538	731,199	(42,339)	695,790	35,409
Trade accounts and notes receivable	791,195	672,160	(119,035)	630,559	41,601
Finance subsidiaries-receivables, net	1,021,116	1,214,243	193,127	1,091,695	122,548
Inventories	862,370	941,161	78,791	818,265	122,896
Deferred income taxes	214,059	225,255	11,196	195,979	29,276
Other current assets	346,464	372,583	26,119	339,846	32,737

Total current assets	4,008,742	4,156,601	147,859	3,772,134	384,467

Finance subsidiaries-receivables, net	2,623,909	2,909,017	285,108	2,567,876	341,141

Investments and advances:
Investments in and advances to affiliates	349,664	377,682	28,018	322,367	55,315
Other	264,926	298,814	33,888	274,390	24,424

Total investments and advances	614,590	676,496	61,906	596,757	79,739

Property, plant and equipment, at cost:
Land	365,217	370,472	5,255	357,349	13,123
Buildings	1,030,998	1,062,707	31,709	1,008,575	54,132
Machinery and equipment	2,260,826	2,341,808	80,982	2,192,685	149,123
Construction in progress	96,047	153,614	57,567	88,161	65,453

	3,753,088	3,928,601	175,513	3,646,770	281,831
Less accumulated depreciation	2,168,836	2,270,024	101,188	2,108,734	161,290

Net property, plant and equipment	1,584,252	1,658,577	74,325	1,538,036	120,541

Other assets	485,477	481,988	(3,489)	442,540	39,448

Total assets	9,316,970	9,882,679	565,709	8,917,343	965,336

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2005	Sep. 30, 2005	Change	Sep. 30, 2004	Change
Liabilities and Stockholders’ Equity

Current liabilities:
Short-term debt	769,314	725,771	(43,543)	646,323	79,448
Current portion of long-term debt	535,105	567,250	32,145	627,015	(59,765)
Trade payables:
Notes	26,727	24,684	(2,043)	18,486	6,198
Accounts	987,045	931,950	(55,095)	860,832	71,118
Accrued expenses	913,721	947,571	33,850	846,608	100,963
Income taxes payable	65,029	80,505	15,476	34,670	45,835
Other current liabilities	451,623	435,155	(16,468)	410,402	24,753

Total current liabilities	3,748,564	3,712,886	(35,678)	3,444,336	268,550

Long-term debt	1,559,500	1,800,814	241,314	1,587,620	213,194
Other liabilities	719,612	742,313	22,701	750,989	(8,676)

Total liabilities	6,027,676	6,256,013	228,337	5,782,945	473,068

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,531	172,531	—	172,529	2
Legal reserves	34,688	35,516	828	34,597	919
Retained earnings	3,809,383	4,018,709	209,326	3,648,428	370,281
Accumulated other comprehensive income (loss)
Adjustments from foreign currency translation	(624,937)	(489,898)	135,039	(586,000)	96,102
Net unrealized gains on marketable equity securities	33,744	48,142	14,398	31,735	16,407
Minimum pension liabilities adjustments	(202,741)	(202,708)	33	(225,489)	22,781

Total Accumulated other comprehensive income (loss)	(793,934)	(644,464)	149,470	(779,754)	135,290
Treasury Stock	(19,441)	(41,693)	(22,252)	(27,469)	(14,224)

Total stockholders’ equity	3,289,294	3,626,666	337,372	3,134,398	492,268

Total liabilities and stockholders’ equity	9,316,970	9,882,679	565,709	8,917,343	965,336

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005
Cash flows from operating activities:
Net income	241,384	244,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,775	112,970
Deferred income taxes	81,854	(32,998)
Equity in income of affiliates	(47,133)	(47,207)
Provision for credit and lease residual losses on finance subsidiaries-receivables	25,152	19,147
Gain on fair value adjustment of derivative instrument	31,778	12,034
Decrease (increase) in assets:
Trade accounts and notes receivable	96,127	141,577
Inventories	(29,256)	(49,627)
Other current assets	13,680	(233)
Other assets	(16,261)	(37,861)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(65,013)	(92,307)
Accrued expenses	14,704	5,227
Income taxes payable	5,035	12,615
Other current liabilities	6,597	(14,054)
Other liabilities	(15,344)	(2,629)
Other, net	3,319	49,679

Net cash provided by operating activities	388,842	296,639

Cash flows from investing activities:
Decrease (increase) in investments and advances	19,310	18,824
Payment for purchase of available-for-sale securities	(955)	(800)
Proceeds from sales of available-for-sale securities	1,522	5,446
Payment for purchase of held-to-maturity securities	(13,371)	(24,034)
Proceeds from redemption of held-to-maturity securities	—	136
Capital Expenditures	(170,146)	(169,726)
Proceeds from sales of property, plant and equipment	6,358	6,288
Acquisition of finance subsidiaries-receivables	(1,431,460)	(1,589,949)
Collection of finance subsidiaries-receivables	721,973	898,705
Proceeds from sales of finance subsidiaries-receivables	379,247	426,688

Net cash used in investing activities	(487,522)	(428,422)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(151,955)	(71,194)
Proceeds from long-term debt	461,080	503,428
Repayment of long-term debt	(194,298)	(308,990)
Cash dividends paid	(21,641)	(34,220)
Increase (decrease) in commercial paper classified as long-term debt	26	(59)
Payment for purchase of treasury stock, net	(34,564)	(22,252)

Net cash provided by financing activities	58,648	66,713

Effect of exchange rate changes on cash and cash equivalents	11,401	22,731

Net change in cash and cash equivalents	(28,631)	(42,339)
Cash and cash equivalents at beginning of period	724,421	773,538

Cash and cash equivalents at end of period	695,790	731,199

[7] Segment Information

1. Business Segment Information

(A) For the three months ended September 30, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	256,076	1,693,816	64,847	78,839	2,093,578	—	2,093,578
Intersegment sales	0	0	853	2,556	3,409	(3,409)	—

Total	256,076	1,693,816	65,700	81,395	2,096,987	(3,409)	2,093,578

Cost of sales, SG&A and R&D expenses	236,067	1,573,714	40,172	74,102	1,924,055	(3,409)	1,920,646

Operating income	20,009	120,102	25,528	7,293	172,932	0	172,932

For the three months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	287,755	1,892,659	75,006	82,250	2,337,670	—	2,337,670
Intersegment sales	0	0	1,267	3,069	4,336	(4,336)	—

Total	287,755	1,892,659	76,273	85,319	2,342,006	(4,336)	2,337,670

Cost of sales, SG&A and R&D expenses	258,131	1,791,633	51,526	78,022	2,179,312	(4,336)	2,174,976

Operating income	29,624	101,026	24,747	7,297	162,694	0	162,694

(B) For the six months ended September 30, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	530,162	3,349,006	123,434	164,129	4,166,731	—	4,166,731
Intersegment sales	0	0	1,690	5,815	7,505	(7,505)	—

Total	530,162	3,349,006	125,124	169,944	4,174,236	(7,505)	4,166,731

Cost of sales, SG&A and R&D expenses	492,961	3,113,223	77,329	157,798	3,841,311	(7,505)	3,833,806

Operating income	37,201	235,783	47,795	12,146	332,925	0	332,925

Assets	790,184	3,863,598	4,287,790	240,760	9,182,332	(264,989)	8,917,343
Depreciation and amortization	13,592	88,258	200	3,725	105,775	—	105,775
Capital expenditures	23,420	141,983	282	4,461	170,146	—	170,146

For the six months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	550,942	3,738,630	143,759	168,918	4,602,249	—	4,602,249
Intersegment sales	0	0	2,046	7,039	9,085	(9,085)	—

Total	550,942	3,738,630	145,805	175,957	4,611,334	(9,085)	4,602,249

Cost of sales, SG&A and R&D expenses	511,002	3,504,415	101,205	161,625	4,278,247	(9,085)	4,269,162

Operating income	39,940	234,215	44,600	14,332	333,087	0	333,087

Assets	889,720	4,340,272	4,742,454	250,282	10,222,728	(340,049)	9,882,679
Depreciation and amortization	13,902	94,780	318	3,970	112,970	—	112,970
Capital expenditures	19,901	142,930	703	6,192	169,726	—	169,726

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment.

Business	Principal products
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

2. Geographical Segment Information

(A) For the three months ended September 30, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	528,267	1,069,045	195,544	190,713	110,009	2,093,578	—	2,093,578
Transfers between geographical segments	492,533	29,541	44,553	21,824	6,591	595,042	(595,042)	—

Total	1,020,800	1,098,586	240,097	212,537	116,600	2,688,620	(595,042)	2,093,578

Cost of sales, SG&A and R&D expenses	966,961	1,013,440	231,029	194,961	106,010	2,512,401	(591,755)	1,920,646

Operating income	53,839	85,146	9,068	17,576	10,590	176,219	(3,287)	172,932

For the three months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	531,318	1,231,572	229,499	204,687	140,594	2,337,670	—	2,337,670
Transfers between geographical segments	547,375	31,919	37,446	26,532	6,192	649,464	(649,464)	—

Total	1,078,693	1,263,491	266,945	231,219	146,786	2,987,134	(649,464)	2,337,670

Cost of sales, SG&A and R&D expenses	1,015,720	1,194,961	266,127	215,395	131,623	2,823,826	(648,850)	2,174,976

Operating income	62,973	68,530	818	15,824	15,163	163,308	(614)	162,694

(B) For the six months ended September 30, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	981,635	2,176,453	425,020	372,987	210,636	4,166,731	—	4,166,731
Transfers between geographical segments	997,120	56,793	89,548	42,687	8,490	1,194,638	(1,194,638)	—

Total	1,978,755	2,233,246	514,568	415,674	219,126	5,361,369	(1,194,638)	4,166,731

Cost of sales, SG&A and R&D expenses	1,891,963	2,067,446	490,520	378,264	199,835	5,028,028	(1,194,222)	3,833,806

Operating income	86,792	165,800	24,048	37,410	19,291	333,341	(416)	332,925

Assets	2,379,701	5,063,206	552,077	480,737	161,325	8,637,046	280,297	8,917,343

For the six months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	1,010,185	2,447,402	482,707	408,499	253,456	4,602,249	—	4,602,249
Transfers between geographical segments	1,128,932	64,608	81,575	54,302	10,285	1,339,702	(1,339,702)	—

Total	2,139,117	2,512,010	564,282	462,801	263,741	5,941,951	(1,339,702)	4,602,249

Cost of sales, SG&A and R&D expenses	2,028,924	2,370,726	550,700	427,806	234,945	5,613,101	(1,343,939)	4,269,162

Operating income	110,193	141,284	13,582	34,995	28,796	328,850	4,237	333,087

Assets	2,571,296	5,675,749	621,501	578,383	258,079	9,705,008	177,671	9,882,679

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment;

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

3. Overseas Sales

(A) For the three months ended September 30, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,067,364	199,266	245,842	124,830	1,637,302
Consolidated sales					2,093,578
Overseas sales ratio to consolidated sales	51.0%	9.5%	11.7%	6.0%	78.2%

For the three months ended September 30, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,229,975	231,586	267,038	162,807	1,891,406
Consolidated sales					2,337,670
Overseas sales ratio to consolidated sales	52.6%	9.9%	11.4%	7.0%	80.9%

(B) For the six months ended September 30, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,172,379	432,345	479,406	242,475	3,326,605
Consolidated sales					4,166,731
Overseas sales ratio to consolidated sales	52.1%	10.4%	11.5%	5.8%	79.8%

For the six months ended September 30, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,442,889	486,572	523,274	299,133	3,751,868
Consolidated sales					4,602,249
Overseas sales ratio to consolidated sales	53.1%	10.6%	11.4%	6.4%	81.5%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment;

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] (A) Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Mar. 31, 2005	Sep. 30, 2005	Change	Sep. 30, 2004	Change
Assets
<Non-financial services businesses>

Current Assets:	3,376,411	3,424,259	47,848	3,038,283	385,976
Cash and cash equivalents	757,894	716,423	(41,471)	678,762	37,661
Trade accounts and notes receivable	422,673	354,691	(67,982)	361,691	(7,000)
Inventories	862,370	941,161	78,791	818,265	122,896
Other current assets	1,333,474	1,411,984	78,510	1,179,565	232,419
Investments and advances	830,698	906,978	76,280	812,547	94,431
Property, plant and equipment, net	1,564,762	1,638,776	74,014	1,520,808	117,968
Other assets	274,958	280,918	5,960	270,600	10,318

Total assets	6,046,829	6,250,931	204,102	5,642,238	608,693

<Finance Subsidiaries>

Cash and cash equivalents	15,644	14,776	(868)	17,028	(2,252)
Finance subsidiaries-short-term receivables, net	1,028,488	1,224,132	195,644	1,103,760	120,372
Finance subsidiaries-long-term receivables, net	2,625,078	2,909,368	284,290	2,568,355	341,013
Other assets	692,886	594,178	(98,708)	598,647	(4,469)

Total assets	4,362,096	4,742,454	380,358	4,287,790	454,664

Eliminations among subsidiaries	(1,091,955)	(1,110,706)	(18,751)	(1,012,685)	(98,021)

Total assets	9,316,970	9,882,679	565,709	8,917,343	965,336

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,281,768	2,159,864	(121,904)	1,954,299	205,565
Short-term debt	228,558	170,778	(57,780)	173,352	(2,574)
Current portion of long-term debt	6,385	4,860	(1,525)	6,318	(1,458)
Trade payables	1,022,394	965,548	(56,846)	887,882	77,666
Accrued expenses	770,887	797,122	26,235	717,039	80,083
Other current liabilities	253,544	221,556	(31,988)	169,708	51,848
Long-term debt	19,570	20,720	1,150	28,289	(7,569)
Other liabilities	717,636	736,352	18,716	750,564	(14,212)

Total liabilities	3,018,974	2,916,936	(102,038)	2,733,152	183,784

<Finance Subsidiaries>
Short-term debt	1,310,678	1,350,383	39,705	1,193,308	157,075
Current portion of long-term debt	535,825	562,470	26,645	629,917	(67,447)
Accrued expenses	151,867	160,779	8,912	135,454	25,325
Long-term debt	1,546,953	1,796,945	249,992	1,564,051	232,894
Other liabilities	352,317	364,740	12,423	335,942	28,798

Total liabilities	3,897,640	4,235,317	337,677	3,858,672	376,645

Eliminations among subsidiaries	(888,938)	(896,240)	(7,302)	(808,879)	(87,361)

Total liabilities	6,027,676	6,256,013	228,337	5,782,945	473,068

Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,531	172,531	—	172,529	2
Legal reserves	34,688	35,516	828	34,597	919
Retained earnings	3,809,383	4,018,709	209,326	3,648,428	370,281
Accumulated other comprehensive income (loss)	(793,934)	(644,464)	149,470	(779,754)	135,290
Treasury stock	(19,441)	(41,693)	(22,252)	(27,469)	(14,224)

Total stockholders’ equity	3,289,294	3,626,666	337,372	3,134,398	492,268

Total liabilities and stockholders’ equity	9,316,970	9,882,679	565,709	8,917,343	965,336

Explanatory note:

In the previous fiscal fourth quarter, Honda reclassified certain finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets divided into non-financial services businesses and finance subsidiaries (unaudited). Reclassifications have been made to consolidated financial statements in prior year’s fiscal first half and fiscal year to conform to the presentation used for the year ended March 31, 2005.

[8] (B) Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the six months ended September 30, 2004 and 2005

For the six months ended September 30, 2004

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	207,392	34,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,575	200
Deferred income taxes	33,139	48,715
Equity in income of affiliates	(48,230)	—
Gain on fair value adjustment of derivative instrument	(4,402)	(27,376)
Decrease in trade accounts and notes receivable	30,039	65,810
(Increase) in inventories	(29,256)	—
Increase (decrease) in trade payables	(58,861)	—
Other, net	57,815	(25,576)

Net cash provided by operating activities	293,211	95,774

Cash flows from investing activities:
* (Increase) in investments and advances	(74,924)	—
Capital expenditures	(169,864)	(282)
Proceeds from sales of property, plant and equipment	6,195	163
(Increase) in finance subsidiaries-receivables	—	(335,163)

Net cash used in investing activities	(238,593)	(335,282)

Free cash flow (Cash flows from operating and investing activities)	54,618	(239,508)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	132,359	—

Cash flows from financing activities:
* (Decrease) in short-term debt	(39,127)	(29,542)
* Proceeds from long-term debt	5,955	456,147
* Repayment of long-term debt	(5,139)	(189,159)
Proceeds from issuance of common stock	—	1,911
Acquisition of treasury stock	(34,564)	—
Cash dividends paid	(21,650)	—
Increase in commercial paper classified as long-term debt	—	26

Net cash provided by (used in) financing activities	(94,525)	239,383

Effect of exchange rate changes on cash and cash equivalents	10,752	649

Net change in cash and cash equivalents	(29,155)	524
Cash and cash equivalents at beginning of period	707,917	16,504

Cash and cash equivalents at end of period	678,762	17,028

[8] (B) Consolidated Statements of Cash Flows – continued

Divided into non-financial services businesses and finance subsidiaries

For the six months ended September 30, 2004 and 2005

For the six months ended September 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	217,766	26,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	112,652	318
Deferred income taxes	(3,809)	(29,189)
Equity in income of affiliates	(48,644)	—
Gain on derivative instruments	(7,558)	(4,476)
Decrease in trade accounts and notes receivable	79,345	61,838
(Increase) in inventories	(49,627)	—
(Decrease) in trade payables	(92,015)	—
Other, net	40,732	(5,207)

Net cash provided by operating activities	248,842	49,906

Cash flows from investing activities:
* (Increase) in investments and advances	(30,642)	—
Capital expenditures	(169,023)	(703)
Proceeds from sales of property, plant and equipment	6,141	147
(Increase) in finance subsidiaries-receivables	—	(264,614)

Net cash used in investing activities	(193,524)	(265,170)

Free cash flow(Cash flows from operating and investing activities)	55,318	(215,264)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	82,828	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(62,889)	17,163
* Proceeds from long-term debt	7,620	507,819
* Repayment of long-term debt	(7,221)	(311,071)
Acquisition of treasury stock	(22,252)	—
Cash dividends paid	(34,234)	—
(Decrease) in commercial paper classified as long-term debt	—	(59)

Net cash provided by (used in) financing activities	(118,976)	213,852

Effect of exchange rate changes on cash and cash equivalents	22,187	544

Net change in cash and cash equivalents	(41,471)	(868)
Cash and cash equivalents at beginning of period	757,894	15,644

Cash and cash equivalents at end of period	716,423	14,776

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of Non financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the decrease in loans to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries increased by 77,741 million yen for the fiscal first half ended September 30, 2004, and increased by 27,510 millions yen for the corresponding period in 2005.

2.	In the current fiscal year, Honda reclassified and restated its cash flow related to the finance subsidiaries-receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows divided into non-financial services businesses and finance subsidiaries (unaudited). Due to this reclassification, the figures for the fiscal first half ended September 30, 2004 have been also reclassified and restated to conform to the presentation of the fiscal first half ended September 30, 2005.

3.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 324

2.	Affiliated companies

Number of affiliated companies: 117

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 8

Reduced through reorganization: 3

Affiliated companies:

Newly formed affiliated companies: 2

Reduced through reorganization: 3

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as on American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	The average exchange rates for the fiscal second quarter ended September 30, 2005 were ¥111.28=U.S.$1 and ¥135.72=1 euro. The average exchange rates for the corresponding period last year were ¥109.96=U.S.$1 and ¥134.37=1 euro. The average exchange rates for the fiscal first half ended September 30, 2005 were ¥109.48=U.S.$1 and ¥135.65=euro1, as compared with ¥109.86=U.S.$1 and ¥133.32=1 euro for the corresponding period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥113.19=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2005.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

13.	Honda does not apply hedge accounting for foreign exchange agreements and interest rate agreements.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (a confederated welfare pension fund, the “Fund”), of which the Company is a member, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. Previously on April 1, 2004, the Company received approval of exemption from the obligation for benefits related to future employee services with respect to the Fund. The difference between the fair value of the obligation and the assets to be transferred to the government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The date of such transfer and its effect has not yet been determined.

Notes to Consolidated balance sheets

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance-subsidiaries receivable are as follows:

	Yen(millions)
	Mar. 31, 2005	Sep. 30, 2005	Sep. 30, 2004
The allowance for doubtful trade accounts and notes receivables	9,710	10,554	9,935
The allowance for credit losses for financial-subsidiaries receivables	30,926	32,516	30,843

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows;

	Yen(millions)
	Mar. 31, 2005	Sep. 30, 2005	Sep. 30, 2004
Property, plant and equipment	12,881	6,657	11,754
A finance subsidiary pledged as collateral finance subsidiaries-receivables	22,597	15,153	20,577

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows:

	Yen(millions)
	Mar. 31, 2005	Sep. 30, 2005	Sep. 30, 2004
Bank loan of employees for their housing costs	69,574	50,689	73,312

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of September 30, 2005, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassification

From the fiscal fourth quarter ended March 31, 2005, Honda reclassified and restated cash flow relating to finance subsidiaries-receivables which relate to sales of inventory in the cash flows from investing activities to cash flow from operating activities in the unaudited consolidated statements of cash flows. In addition, in the consolidated balance sheets, corresponding finance subsidiaries-receivables were reclassified to trade receivables, including non-current portion of other assets. Due to this reclassification, the figures for the fiscal first half ended September 30, 2004 and as of September 30, 2004 have been also reclassified and restated to conform to the presentation of the fiscal first half ended September 30, 2005 and as of September 30, 2005. For further information, please see the consolidated statements of cash flows for the fiscal first half ended September 30, 2005.

Unconsolidated Financial Summary

(Parent company only)

(For the six months ended September 30, 2004 and 2005)

1.	The Board of Directors’ Meeting for Interim Financial Results

(Parent company only)

(1)	Date on which the meeting was held: October 27, 2005 (Thursday)

(2)	The matters resolved:

(A)	Unconsolidated (parent company) financial results for the first half (six months ended September 30, 2005) of the 82nd fiscal period as specified hereunder.

(B)	Interim cash dividend:

(a)	JPY 40.00 per share of Common Stock

(b)	Payment plans to commence on November 25, 2005 (Friday)

2.	Financial Highlights

(Parent company only)

	Yen(millions)		Yen(millions)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005	Year ended Mar. 31, 2005
Net sales	1,656,864	1,803,782	3,489,106
Operating income	66,050	121,194	147,554
Ordinary income	83,570	157,211	211,249
Net income	51,137	173,526	144,489

	Yen		Yen
Net income per share	54.52	187.92	154.74
Interim dividend per share	28.00	40.00

3. Financial forecast for the Fiscal Year Ending March 31, 2006

    (Parent company only)

Yen(millions)
Fiscal year ending Mar. 31, 2006
Net sales	3,720,000
Operating income	215,000
Ordinary income	308,000
Net income	290,000

Yen
Year-end cash dividend	40.00

Net income per share	314.87

[1] Unit Sales Breakdown

    (Parent company only)

	Unit(thousands)		Unit (thousands)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005	Year ended Mar. 31, 2005
MOTORCYCLES

Japan	205	199	378
(motorcycles only)	(205)	(199)	(378)
Export	358	365	736
(motorcycles only)	(183)	(211)	(393)

Total	564	564	1,115
(motorcycles only)	(389)	(410)	(772)

AUTOMOBILES

Japan	341	357	725
(Mini vehicles included above)	(114)	(117)	(259)
Export	249	260	538

Total	591	617	1,264

POWER PRODUCTS

Japan	219	236	432
Export	2,502	2,542	4,986

Total	2,722	2,779	5,418

[2] Net Sales Breakdown

      (Parent company only)

	Yen(millions)		Yen(millions)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005	Year ended Mar. 31, 2005
MOTORCYCLES

Japan	40,427	40,655	74,599
Export	165,884	190,107	372,023

Total	206,312	230,762	446,622

AUTOMOBILES

Japan	539,269	553,036	1,106,203
Export	849,721	953,991	1,812,547

Total	1,388,991	1,507,028	2,918,750

POWER PRODUCTS

Japan	11,243	11,803	24,197
Export	50,316	54,189	99,535

Total	61,560	65,992	123,733

TOTAL

Japan	590,941	605,494	1,205,000
Export	1,065,923	1,198,288	2,284,106

Total	1,656,864	1,803,782	3,489,106

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of December 2005.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income

     (Parent company only)

	Yen(millions)		Yen(millions)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005	Year ended Mar. 31, 2005
Net sales	1,656,864	1,803,782	3,489,106
Cost of sales	1,127,184	1,203,733	2,385,073
Selling, general and administrative expenses	463,628	478,854	956,478

Operating income	66,050	121,194	147,554
Non-operating income	46,658	65,546	105,323
Non-operating expenses	29,139	29,529	41,629
Ordinary income	83,570	157,211	211,249
Extraordinary income	2,010	92,372	1,528
Extraordinary loss	4,128	3,869	8,304

Income before income taxes	81,451	245,714	204,473
Income taxes
Current	16,590	41,159	62,026
Prior year	11,786	—	11,786
Deferred	1,937	31,027	(13,829)

Net income	51,137	173,526	144,489

Explanatory notes:

1.	Research and development expenses for the fiscal first half ended September 30, 2005 amounted to 225,266 millions of yen.

2.	Extraordinary profit in this fiscal first half ended September 30, 2005 was mainly from a JPY 91.5 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government.

3.	The prior year’s fiscal half income taxes are due to reassessment by the Japanese tax authorities of the transfer price relating to the Company’s motorcycle business in Brazil.

[4] Unconsolidated Balance Sheets

    (Parent company only)

	Yen(millions)		Yen(millions)
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005	Year ended Mar. 31, 2005
Current assets	909,722	1,026,505	1,011,979
Fixed assets	1,325,667	1,330,579	1,343,114

Total assets	2,235,390	2,357,085	2,355,093

Current liabilities	545,908	584,542	634,227
Fixed liabilities	157,498	89,659	169,327

Total liabilities	703,407	674,202	803,554

Common stock	86,067	86,067	86,067
Capital surplus	170,313	170,316	170,316
Retained surplus	1,264,732	1,413,625	1,274,318
Unrealized gains on securities available for sale	38,338	54,567	40,278
Treasury stock	(27,469)	(41,693)	(19,441)

Stockholders’ equity	1,531,982	1,682,882	1,551,538

Total liabilities and stockholders’ equity	2,235,390	2,357,085	2,355,093

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (a confederated welfare pension fund, the “Fund”), of which the Company is a member, has obtained an approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005.

Previously on April 1, 2004, the Fund received an approval of exemption from the obligation for benefits related to future employee services with respect to the Fund.

Accordingly, the “Honda Employees’ Pension Fund” was newly changed to the “Honda Corporate Pension Fund”.

Also, the Company assessed pension costs, pension liabilities and related gains or losses based on “Implementation guidance on accounting standards for post-employment benefits” issued by Japanese Institute of Certified Public Accountant”. The Company recognized a JPY 91.5 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government as an “extraordinary gain” in the unconsolidated financial statements for the fiscal first half ended September 30, 2005 in accordance with the Japanese accounting standards.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and increase its corporate value. With respect to redistribution, the Company considers redistribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure. The present goal, however, is to increase the shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of company shares to consolidated net income) to approximately 30%. Retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition. The Company will continue to work hard to earn and keep the support of its shareholders.

Future Policies for Reduction of the Number of Shares Constituting One Investment Unit

On August 1, 2001, the Company changed the number of shares that constitute one investment unit from 1,000 shares to 100 shares, aiming at further liquidity of the Company’s shares on the stock market and encouraging more investors to hold such shares.

The Company will continuously investigate the possibility of a further reduction of the number of shares constituting one investment unit, taking into consideration the future share price and trading volume of the Company’s shares on the stock market.

Preparing for the Future

The economies in the U.S. and Asia are expected to grow steadily, although the pace of growth is anticipated to slowdown. Also, in Japan and Europe, moderate economic recovery is expected to continue. However, due to the lacks of transparency, such as global political and economic uncertainty, fluctuations in oil and raw material prices, and currency movements, the management environment surrounding Honda is expected to remain severe.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D structure and its production and sales ability. Furthermore, Honda will continue striving to earn even more trust and understanding from society through Company-wide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

R&D

Production efficiency

Sales efficiency

Product quality

Safety technologies

The environment

Continuing to Increase Society’s Trust in and Understanding toward Honda

R&D

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and it will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and to upgrade its sales and service structure, in order to further satisfy our customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better clean, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields, including production, logistics and sales.

* Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the                                            different stages in their life cycles, from material procurement and energy consumption to waste disposal.

Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Company-wide activities, we will strive to materialize Honda’s visions of “value creation,” “globalization,” and “commitment to the future,” with the aim of sharing the joy with Honda’s customers, thus becoming a company that society wants to exist.

Corporate Governance

Basic Stance

Based on its fundamental corporate philosophy, the Company is working to improve corporate governance as one of its most important management issues. Our aim is to ensure that Honda is a company whose existence is appreciated by shareholders, customers and society.

Honda’s organization reflects its fundamental corporate philosophies. Each regional operation carries out its businesses so as to quickly and efficiently respond to customer needs, and each business operation is responsible for its own specific products. The result is a system that functions very effectively and efficiently.

The task of the Audit Office is to carry out more effective audits of the performance of each division’s business. Each division aims to enhance compliance and risk management, while advancing its own self-reliance.

To ensure objective control of the Company’s management, outside directors and corporate auditors are appointed to the Board of Directors and the Board of Corporate Auditors, which are responsible for the supervision and auditing of the Company. Honda has also introduced an operating officer system, to reinforce both the Company’s execution system in each region and operations, and the supervision of the Board of Directors. The term of office of each director is limited to one year, and the amount of remuneration payable to them is determined according to a standard that reflects their contributions to the Company. Our goal is to maximize flexibility in response to changes in the operating environment.

For shareholders and investors, Honda’s basic policy emphasizes disclosure of financial results on a quarterly basis, as well as timely and accurate disclosure of its management strategies. Honda will remain committed to such disclosures in the future.

The Company’s Corporate Governance Activities

1. Management Organization

(1) Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 21 directors, including two outside directors, and makes decisions on statutory matters, including the execution of important business. The Board of Directors also supervises the execution of the Company’s businesses. As from June 2005, the Company introduced an operating officer system aiming at strengthening its business execution and improving flexibility in decision –making at the Board of Directors. The Company also increased the number of its outside directors to strengthen functions of the Board of Directors for supervising.

The Board of Corporate Auditors is composed of six corporate auditors, increased by one auditor as from June 2005, including three outside corporate auditors. In accordance with the rules of the Company’s auditing policies and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. This is accomplished through various means, including attending meetings of the Board of Directors and inspecting the state of Company assets and liabilities. In addition, a Corporate Auditors’ Office was established to provide direct support to the Board of Corporate Auditors.

At its meeting on June 23, 2005, the Board of Corporate Auditors certified Shinichi Sakamoto, a corporate auditor of the Company, as an “audit committee financial expert,” as set out in the rules of the Securities and Exchange Commission pursuant to Section 407 of the U.S. Sarbanes-Oxley Act of 2002. Mr. Sakamoto was elected as a corporate auditor on the same day at the general meeting of shareholders, held prior to the meeting of the Board of Corporate Auditors.

In addition, the total amount of remuneration and bonuses of directors and corporate auditors is determined according to a standard that reflects their contributions to the Company.

In order to ensure proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law, and the Securities Exchange Acts of the U.S.A. In addition, they supervise the election of independent auditors, their remuneration, and their non-audit services.

For fiscal 2005, the Company elected AZSA & Co. as its independent auditor under the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law and the Securities Exchange Act of the U.S.A.

- Policy and Procedures for Obtaining Board of Corporate Auditors’ Prior Consent -

To ensure that the independent auditor and its affiliate under the U.S. Securities Exchange Act act in accordance with all applicable laws and regulations and maintain complete independence from the Company, they must obtain the prior consent of the Company’s Board of Corporate Auditors before they carry out auditing services, auditing-related services, tax services and other services for Honda.

The Company’s initial policy required that each contractual agreement have a separate prior consent from the Board of Corporate Auditors. In order to make the decision making process more efficient, however, we are enhancing procedural efficiency by establishing categories of matters requiring comprehensive prior consent. These categories are reviewed regularly by the Board of Corporate Auditors.

Any matter that does not fall under one of these categories still requires the separate consent of the Board of Corporate Auditors.

Divisions and subsidiaries of Honda that receive auditing services, audit-related services, tax services and other services must all report to the Board of Corporate Auditors on the details of services received, as well as fees paid for those services, during the relevant business year. The Board of Corporate Auditors takes these reports into consideration when it reviews the categories of matters requiring comprehensive prior consent.

(2) Business Execution System

The Company has established a Management Council, which consists of 10 representative directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management Council discusses important management issues as directed by the Board of Directors.

As for execution of business, the Company has six regional operations around the world to develop business based on its fundamental corporate philosophy. These operations adopt long-term perspectives and maintain close ties with local communities. To enhance the independence of each regional operation and ensure swift decision-making, each regional operating council discusses important management issues in the region within the scope of authority conferred upon it by the Management Council.

The Company’s four business operations—motorcycles, automobiles, power products, and spare parts—formulate the medium and long-term plans for their business development, and each operations aims to maximize its business performance on a global basis. Each functional operations, such as Customer Service Operations, Production Operations, Purchasing Operations, Business Management Operations and Business Support Operations, supports the other functional operations, the aim of which is to increase Honda’s efficiencies.

Research and development activities are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for research and development on products, while Honda Engineering Co., Ltd. is responsible for research and development in the area of production technology. The Company actively carries out research and development in advanced technologies with the aim of creating products that are distinct and internationally competitive.

In June 2005, the Company introduced an operating officer system, whereby execution of business is handled primarily by executive directors who are the heads of regional operations and business operations, as well as by operating officers. Together with regional operating officers, whose system was integrated with that for functional operating officers in April 2005, the Company aims to reinforce its business execution system in each region and operation.

(3) Internal Control

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department and works to improve the internal auditing of subsidiaries and affiliates in each region.

In addition to establishing the “Honda Conduct Guidelines,” which will be shared throughout the entire Honda group, the Company has also set up a systematic framework for compliance and risk management in which each division of the Honda group works to ensure compliance with laws and ordinances and prevent management risks, and to verify the status of the Company’s compliance on a regular basis under the supervision of the director in charge.

Honda has appointed a director in charge of compliance and risk management. The Company has also established entities, such as the “Business Ethics Committee,” to deliberate matters related to corporate ethics and compliance, and the “Business Ethics Improvement Proposal Line,” to receive suggestions related to corporate ethics issues.

The Company has also established a “Code of Ethics” as set forth in the rules of the U.S. Securities and Exchange Commission regulations pursuant to Section 406 of the Sarbanes-Oxley Act of 2002.

2. Vested Interests

There are no personal, capital or transactional relationships between the Company and its outside directors or its outside corporate auditors.

There is no particular relationship between the Company and its outside director Satoru Kishi.

There is no particular relationship between the Company and its outside director Kosaku Hogen.

There is no particular relationship between the Company and its outside corporate auditor Koukei Higuchi.

There is no particular relationship between the Company and its outside corporate auditor Kuniyasu Yamada.

Kuniyasu Yamada serves as President and Director of M • U • TRUST Apple Planning, Co., Ltd. There is no particular relationship between M • U • TRUST Apple Planning Co., Ltd. and the Company.

There is no particular relationship between the Company and its outside corporate auditor Fumihiko Saito. Fumihiko Saito serves as partner of Haamann Hemmerlrath Saito Law Office. There is no particular relationship between Haamann Hemmerlrath Saito Law Office and the Company.

3. Enhancing Corporate Governance

During the fiscal first half ended September 30, 2005, four meetings of the Board of Directors and 11 meetings of the Management Council were held, and matters concerning the execution of important businesses were thereby determined and important matters of management were deliberated.

During the same period, the Board of Corporate Auditors held 8 meetings and determined auditing policy, the apportionment of responsibilities, and other matters. The Board of Corporate Auditors and the Business Audit Office provided, jointly or individually, business audits for the Company and a total of 59 subsidiaries and affiliates of the Company in Japan and overseas.

The Business Ethics Committee held three meetings and deliberated matters related to corporate ethics and compliance.

The Company pushed ahead with its systematic improvements in the field of compliance and risk management for each department, subsidiary and affiliate.

For the purpose of enhancing corporate disclosure, the Company held meetings to outline results in each quarter, focusing on consolidated financial results prepared in accordance with U.S. GAAP. The Company has also been proactively engaged in such activities as holding meetings explaining corporate performance for investors, publishing various kinds of corporate information on the Company’s website, and disclosing quick and accurate information on management policies through a variety of media including the mass media.

C05–096

Honda Strengthens R&D Capability in Asia Oceania Region

By Establishing of Automobile R&D Center in Thailand

Bangkok, October 31, 2005 — Honda R&D Co., Ltd., a wholly owned subsidiary of Honda responsible for research & development activities, today announced that it had obtained permission to establish an automobile R&D company in the Kingdom of Thailand to strengthen Honda’s ability to quickly respond to the ever diversifying needs of customers in rapidly growing Asian automobile markets.

A new Honda subsidiary, Honda R&D Asia Pacific Co., Ltd., will be established on December 1 and the new R&D center to become operational in 2007. The new company also plans to build a new test course in the future. The total investment is estimated to be approximately 2.4 billion baht (approximately 7 billion yen).

In addition to the development of locally-produced parts, the new subsidiary will conduct a wide range of product development activities locally, including product planning, styling research, and testing of complete cars. Through the establishment of a local R&D center in Thailand as a base, Honda is committed to strengthening product development capabilities throughout the Asia Oceania region, including ASEAN countries, Southwest Asia, East Asia, and Oceania, and to conduct R&D activities that take root in each local market.

Previously in Thailand, Honda opened a motorcycle R&D center, Honda R&D Southeast Asia Co., Ltd., in December, 2004. With the establishment of its new auto R&D center, Honda will accelerate regional research and development functions and technology transfer in that country.

Company Information

Name:	Honda R&D Asia Pacific Co., Ltd.

Establishment:	December 1, 2005

Location:	Bangkok, Kingdom of Thailand (plan)

Capital Investment:	200 million baht (approximately 580 million yen)

Capitalization Ratio:	100% Honda R&D Co., Ltd.

Total Investment:	Approximately 2.4 billion baht (approximately 7 billion yen).

Employment:	Approximately 120 associates (2007)

Business:	Research & development for automobiles for Asia Oceania markets including: development of locally-produced parts, product planning, styling research, testing of complete cars, etc.